OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ebank Financial Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

278608104

(Cusip Number)

J. Matthew Martin, Esq.
736 Market Street, Suite 1100
Chattanooga, TN 37402
Telephone: (423) 425-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 278608104

1.	Name of Reporting Person: Richard D. Jackson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 132,938

		6.	Shared Voting Power: 12,780 (shared with wife)

		7.	Sole Dispositive Power: 132,938

		8.	Shared Dispositive Power: 12,780 (shared with wife)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,718

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.8%

12.	Type of Reporting Person: IN

2

CUSIP No. 278608104

13G

Item 1.
	(a)	Name of Issuer:
ebank Financial Services, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
The principal executive offices of the issuer are located at 2410 Paces Ferry Road, Suite 280, Atlanta, Georgia 30339.

Item 2.
	(a)	Name of Person Filing:
This statement is being filed by Richard D. Jackson
	(b)	Address of Principal Business Office or, if none, Residence:
2410 Paces Ferry Road, Suite 280, Atlanta, Georgia 30339.
	(c)	Citizenship:
United States of America
	(d)	Title of Class of Securities:
This statement relates to Common Stock.
	(e)	CUSIP Number:
The CUSIP Number for ebank Financial Services, Inc. is 278608104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

3

CUSIP No. 278608104

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
As a Director of the issuer, Mr. Jackson is the beneficial owner of 145,718 shares of the issuer’s securities in the following manner: 8,272 shares of common stock; 72,000 shares of preferred stock convertible into 72,000 shares of common stock; a currently exercisable warrant to purchase 36,000 shares of common stock; and options, which are exercisable within 60 days of the date hereof, to purchase 16,666 shares of common stock. Also includes 780 shares of common; 8,000 shares of the preferred stock convertible into 8,000 shares of common stock; and a currently exercisable warrant to purchase 4,000 shares of common stock held by Mr. Jackson’s wife.
(b) Percent of class:
7.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
132,938
(ii) Shared power to vote or to direct the vote:
12,780
(iii) Sole power to dispose or to direct the disposition of:
132,938
(iv) Shared power to dispose or to direct the disposition of:
12,780

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mr. Jackson’s wife has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 780 shares of common; 8,000 shares of the preferred stock convertible into 8,000 shares of common stock; and a currently exercisable warrant to purchase 4,000 shares of common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

4

CUSIP No. 278608104

13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2003

By:	/s/ Richard D. Jackson
Name:	Richard D. Jackson
Title:	Director

5